SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Versatel Telecom International N.V.
(Exact name of Registrant as specified in its charter)

Hullenbergweg 101
1101 CL Amsterdam-Zuidoost
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on December 20, 2002.

Versatel Telecom International N.V

By:	/s/ Mark Lazar Mark Lazar Chief Financial Officer

- PRESS RELEASE -

Versatel Announces Amendment to American Depositary Agreement in United States

Amsterdam, 20 December 2002. Versatel Telecom International N.V. announced today, in cooperation with The Bank of New York, an amendment to section 6.2 of the Deposit Agreement relating to Versatel’s American Depositary Shares (“ADSs”). Under the amendment, which will become effective after 30 days, the notice period for termination of the ADS Deposit Agreement will be shortened from 90 days to 20 days and the post termination period of the ADS Deposit Agreement will be shortened from one year to 45 days. After the implementation of these amendments, Versatel intends to seek termination of its ADS program in early 2003. Once this program has been terminated and the post termination period has expired, The Bank of New York will be entitled to sell the ordinary shares underlying any ADSs that have not been surrendered. The net cash proceeds of any such sales would, to the extent possible, be distributed to such non-exchanging holders upon surrender of their ADSs. Holders of Versatel’s ADSs will receive a letter from The Bank of New York notifying them of the amendments.

Holders of Versatel ADSs may seek to sell their ADSs at any time prior to termination of the ADS program. Subject to the terms of the ADS Deposit Agreement, holders of Versatel ADSs may also surrender their ADSs and receive delivery to their order (which could be to a broker for purpose of settling a sale) of the underlying ordinary shares at any time up to the time that The Bank of New York sells the ordinary shares underlying the remaining ADSs.

Versatel also intends to terminate its American Depositary Share Warrant (“ADS Warrant”) program in early 2003. The ADS Warrants will terminate 20 days after The Bank of New York gives notice of the termination. After receiving the notice, holders of ADS Warrants will be entitled, upon surrendering their ADS Warrants, to give The Bank of New York instructions for delivery of the underlying warrants to purchase ordinary shares. After the date of termination, The Bank of New York will attempt to sell any remaining warrants to purchase ordinary shares it holds that have not been delivered pursuant to instructions received from holders of ADS Warrants. The Bank of New York will distribute any net proceeds from that sale to the holders of remaining ADS Warrants, upon surrender of those ADS Warrants.

- END -

Versatel Telecom International N.V. (Euronext: VRSA). Versatel, based in Amsterdam, is a competitive communications network operator and a leading alternative to the former monopoly telecommunications carriers in its target market of the Benelux and northwest Germany. Founded in October 1995, the Company holds full telecommunications licenses in The Netherlands, Belgium and Germany and has over 75,000 business customers and over 1,100 employees. Versatel operates a facilities-based local access broadband network that uses the latest network technologies to provide business customers with high bandwidth voice, data and Internet services. Versatel is a publicly traded company on Euronext Amsterdam under the symbol “VRSA”. News and information are available at http://www.versatel.com.

The statements contained in this press release that are not historical facts are “forward looking statements.” Actual events or results may differ materially as a result of risks facing Versatel or actual results differing from the assumptions underlying such statements. All forward looking statements are expressly qualified in the entirety by the “Risk Factors” and other cautionary statements included in our Form 20-F for the year ended December 31, 2001 filed with the SEC.

Note to Editors: The Versatel logo is a registered trademark in The Netherlands, Belgium, Luxembourg, Germany and several other European countries.

Contacts Versatel:

AJ Sauer Investor Relations & Corporate Finance Manager Tel: +31-20-750-1231 E-mail: aj.sauer@Versatel.nl	Anoeska van Leeuwen Director Corporate Communications Tel: +31-20-750-1322 E-mail: anoeska.vanleeuwen@Versatel.nl